Starz
8900 Liberty Circle
Englewood, CO 80112

April 22, 2014

Via EDGAR
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Starz
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-35294

Dear Mr. Spirgel:

This letter is submitted on behalf of Starz (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (“Form 10-K”) as set forth in your letter to me dated April 9, 2014.

To assist your review, we have included the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2013
Revenue, page 30

1.
With a view towards clarifying disclosure, explain to us the facts and circumstances concerning the one-time adjustment resulting in the recognition of $18.6 million in previously deferred revenue. Please describe in your response the contractual terms that impacted the timing of your revenue recognition and refer us to the accounting literature relied upon by management as a basis for your revenue recognition policy.

Company Response:
In response to your comment, a subsidiary of the Company was party to an affiliation agreement with a distributor in which our premium networks were offered to the distributor’s subscribers. This distributor paid us monthly based on the number of subscribers to our networks at rates contained in the agreement. According to the terms of the agreement, the distributor was entitled to a discounted rate based on certain subscriber levels. Based on our review of the agreement and the subscriber information provided to us by the distributor, we concluded that the distributor did not take into consideration these discounts and was paying us at higher rate than provided for in the agreement in certain years. In accordance with ASC 450, “Contingencies,” we recorded the excess payments as a deferred revenue liability because a liability had been incurred, the liability was probable and the amount of the liability could be estimated. During the second quarter of 2013, we entered into a new affiliation agreement with this distributor. The new agreement relieved both parties of any obligations under the old agreement. Since all prior obligations between the parties under the old agreement were relieved, we recognized the previously deferred revenue of $17.7 million in the second quarter of 2013. During the second quarter of 2013, we also resolved certain

Larry Spirgel
April 22, 2014

obligations related to an affiliation agreement with another distributor which resulted in the recognition of $0.9 million of previously deferred revenue.

We have disclosed the amount and one-time nature of these adjustments. We do not discuss specific details about our affiliation agreements in our filings as these agreements are confidential and contain competitive information.

2.
As reported, revenue from Starz Distribution increased by $128.9 million or 40.2% during 2013. Please explain to us why during that same period, charges for sales returns increased by 69%, to $141.3 million. Additionally, tell us when the related revenue was recognized and whether there were any changes to your return policy.

Company Response:
In response to your comment, we did not change our return policy in 2013. We recognize an allowance for estimated sales returns at the time revenue generated from the sale of DVDs is recognized. Revenue from Starz Distribution includes revenue from our Home Video, Digital Media and Worldwide Distribution businesses. Only the Home Video business is subject to sales returns. Home video gross sales (prior to sales returns) increased $136.4 million or 44% during 2013. During 2013, our average actual return rate was 32% as compared to 27% in 2012. The $58.1 million increase in charges for sales returns ($141.3 million of charges in 2013 less $83.2 million of charges in 2012) was the result of a combination of the higher gross sales and an increase in the actual return rate. The higher gross sales accounted for $43.6 million of the increase in charges for sales returns ($136.4 million of higher sales at a 32% return rate). The remaining increase was the result of the higher average return rate. Based on our historical trending, the majority of sales returns occur within 4 months after shipment of the DVD to the respective retailers. Thus, a substantial portion of the increased returns in 2013 was related to 2013 sales. We will consider the need for additional disclosures regarding the trend in return rates in future filings.

Consolidated Statements of Operations, page F-1

3.
We note the disclosure on pages F-25 and F-32. Please explain why you did not report the gain as a result of being released from the NGOJF guarantee as part of the results from discontinued operations.

Company Response:
In response to your comment, a subsidiary of the Company entered into an agreement with the Ontario government to guarantee any amounts owed to the Ontario government by Canada Co. under the NGOJF grant prior to our decision to sell 92.5% of our shares in Canada Co. The NGOJF grant provided funds to Canada Co. for the creation of jobs based on eligible expenditures incurred by Canada Co. through September of 2013. The NGOJF grant was subject to claw back by the Ontario government, if Canada Co. did not meet all of the requirements under the grant.

On March 3, 2011, we sold a controlling interest in Canada Co.; however, the Ontario government did not release our subsidiary’s guarantee. As such, although the Company held only a 7.5% interest in Canada Co. and had no continuing involvement in the operations of Canada Co., our subsidiary continued to have an obligation to perform under the guarantee. The Company had deferred recognition of $4.3 million of proceeds received from the Ontario government under the NGOJF grant for work performed prior to the disposition of Canada Co., as fewer jobs had been created than the grant specified which would require future performance by Canada Co. Such liability remained on the Company’s books subsequent to the sale of Canada Co. as a result of our guarantee to the Ontario government. This liability did not arise as a direct result of our decision to dispose of Canada Co. The sales agreements entitled the Company to 30% of NGOJF grant proceeds received based on the operating results of Canada Co. subsequent to the sale. Such proceeds were deemed contingent consideration and not recognized at the time of disposition.

The Company continued to defer a portion of the proceeds it received from the Ontario government for the NGOJF grant subsequent to the sale as a result of the guarantee which was based on a probability weighted assessment of the likelihood of having to perform under the guarantee. Canada Co. encountered various financial difficulties during 2012 and 2013 which led the Company to increase the guarantee obligation above the previously

Larry Spirgel
April 22, 2014

deferred amounts. Such amounts were charged to “Other income, net” and not discontinued operations in our consolidated statement of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 as our obligation arose from the guarantee and was not directly related to the disposition of Canada Co. In the fourth quarter of 2013, the Company recognized the gain as a result of being released from the NGOJF guarantee by the Ontario government in “Other income, net” in our consolidated statement of operations for the year ended December 31, 2013 as opposed to discontinued operations as the guarantee obligation did not arise from the disposition of Starz Canada and was related to the performance of Canada Co. subsequent to disposition.

Note 2 – Significant Accounting Policies
Revenue Recognition, page F-12

4.
For purposes of revenue recognition from digital and television licensing, please explain to us the nature of the typical conditions that are required to be met and whether they are within the control of the licensee.

Company Response:
In response to your comment, the typical conditions required for recognition of digital and television licensing revenue include, the existence of a signed contract or persuasive evidence of an arrangement, the completion of the film or program (i.e., no significant changes are required), delivery of the completed film or program to the licensee or the grant of unconditional access of the completed film to the licensee and the commencement of the license period. Once the licensing arrangement has been agreed to by both parties, the Company is responsible for the delivery of the film or program. In many cases, the film is held for access by the licensee at a third party film laboratory. Revenue is recognized once the licensee has unconditional and immediate access to the film, regardless of whether the licensee has actually requested or received the film as long as a licensing arrangement exists, the license period has commenced and no significant changes to the film are required.

Assuming that the facts and circumstances do not change, the Company is providing the following draft disclosure it intends to include in future filings of Annual Reports on Form 10-K (Note 2 – Significant Accounting Policies to our Consolidated Financial Statements under the Revenue Recognition section):

“Revenue from digital and television licensing is recognized when the film or program is complete in accordance with the terms of the arrangement and is available for exploitation by the licensee. The film or program is available for exploitation when it has been delivered or is available to the licensee and the license period has commenced. In the event that a licensee pays Starz a nonrefundable minimum guarantee at or prior to the beginning of the license period, Starz records this amount as deferred revenue until all of the criteria for revenue recognition are met.”

Legal proceedings, page F-26

5.
We note there was a confidential settlement of the lawsuit filed against DISH. If material, you should fully disclose the terms of the settlement and provide a sufficiently detailed discussion in MD&A so that the impact of the settlement on your results of operations is wholly transparent to readers. Please explain to us the terms of the settlement and tell us how it was reported in your financial statements.

Company Response:
In response to your comment, On April 29, 2013, just over a week into a two-week jury trial, Starz and DISH settled claims between them relating to DISH’s one year free preview (from approximately February 2011 through January 2012) of certain Starz services to most DISH subscribers.

Starz and DISH dismissed all claims against each other without prejudice, but covenanted not to sue the other on any further claims arising out of the one year free preview, except that DISH retained a right to seek indemnity for losses, damages, judgments, costs and expenses incurred by DISH in connection with DISH’s then-pending actions with FX and Disney related to the free preview. Starz denies that it has any such indemnity obligation to DISH and will contest any claim made by DISH in that regard. Starz and DISH agreed that any claim made by DISH for indemnification could be pursued only in a confidential arbitration in Los Angeles, California. DISH has until one year after resolution of the actions with FX and Disney to bring such a claim (if it chooses to do so). Starz

Larry Spirgel
April 22, 2014

was informed that DISH and Disney settled their claims earlier this year. As of today, DISH has made no indemnity claim with respect to Disney’s claims.

As part of the settlement, DISH agreed to various restrictions on the packaging of all Starz services on DISH’s platform and Starz agreed to pay DISH certain amounts. The settlement amount to be paid by Starz was recorded as a charge to “Selling, general and administrative” costs and expenses in our consolidated financial statements and was less than 2% of “Selling, general and administrative” costs and expenses and “Operating income” for the year ended December 31, 2013 which is not material to our results of operations or financial condition. Accordingly, no additional disclosure was deemed necessary in MD&A.

****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact J. Steven Beabout, the Company’s Executive Vice President, General Counsel and Secretary at (720) 852-7357 or me at (720) 852-3276 should you require any further information, or clarification, or have any questions.

Sincerely,

/s/ Scott D. Macdonald

Scott D. Macdonald
Chief Financial Officer, Executive Vice President and Treasurer

cc:    Kathryn Jacobson, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
J. Steven Beabout, Executive Vice President, General Counsel and Secretary, Starz
KPMG LLP
Baker Botts, LLP